TO OUR STOCKHOLDERS, CUSTOMERS, AND EMPLOYEES

     Mueller's net earnings increased 39 percent for the third quarter of 1996 compared with the same quarter of 1995. Gross profit, operating income, net earnings, and earnings per share all reached record levels. This is our ninth record quarter in a row and the 19th consecutive quarter of strong earnings performance.

   Earnings for the third quarter of 1996 were $16.2 million, or 83 cents per share, compared to earnings of $11.6 million, or 60 cents per share, for the same quarter of 1995. Our pretax earnings this quarter are after a charge of $1.9 million to increase environmental reserves.

     Net sales in the third quarter of 1996 totaled $176.0 million, compared to net sales of $171.5 million for the third quarter of 1995. Furthermore, we shipped 113.1 million pounds of product in the third quarter, or 24 percent more than in the same period the year before. The selling price of a majority of our products is significantly related to the cost of raw materials, particularly copper products. COMEX copper prices averaged 91 cents per pound in the third quarter of 1996 compared with $1.36 per pound in the same quarter of 1995. This reduction affected the dollar amount of net sales; however, as noted above, unit sales substantially increased.

      Mueller's manufacturing operations continue to show excellent improvement. Our production increased 29 percent over the same quarter of 1995. The improvement, in part, reflects increased yield and productivity at our plants as we continue to realize incremental benefits from our $100
million investment in major capital improvements.   Further implementation
and refinement of these capital programs should result in additional benefits for the future.

      The demand in the marketplace for Mueller's products remains strong. This is due to several factors which have favorably impacted the housing market. These factors include: low mortgage rates; high levels of consumer confidence; continued improvement in the home buyer affordability indices; and rising home valuation trends.


Sincerely,


/s/ Harvey L. Karp
Harvey L. Karp
Chairman of the Board


/s/ William D. O'Hagan
William D. O'Hagan
President and Chief Executive Officer

October 16, 1996

                            MUELLER INDUSTRIES, INC.
                  CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                                   (Unaudited)
                       (In thousands, except share data)

                                                    For the Quarter Ended
                                                September 28,    September 30,
                                                    1996             1995
Net sales                                       $    175,991     $    171,549

Costs of goods sold                                  133,204          137,410
Depreciation and amortization                          4,697            4,098
Selling, general, and administrative expense          12,809           13,011
                                                 -----------      -----------

Operating income                                      25,281           17,030
Interest expense                                      (1,400)            (820)
Environmental reserves                                (1,945)            (955)
Other income, net                                      1,424            1,736
                                                 -----------      -----------

Income before income taxes                            23,360           16,991
Income tax expense                                    (7,178)          (5,386)
                                                 -----------      -----------

Net income                                      $     16,182     $     11,605
                                                 ===========      ===========


Net income per share:

   Primary:
      Average shares outstanding                      19,520           19,263
      Net income                                $       0.83     $       0.60
                                                 ===========      ===========

   Fully diluted:
      Average shares outstanding                      19,550           19,263
      Net income                                $       0.83     $       0.60
                                                 ===========      ===========















                            MUELLER INDUSTRIES, INC.
                  CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                                   (Unaudited)
                       (In thousands, except share data)

                                                  For the Nine-Months Ended
                                                September 28,    September 30,
                                                    1996             1995
Net sales                                       $    546,063     $    524,699

Costs of goods sold                                  426,272          427,557
Depreciation and amortization                         13,718           11,507
Selling, general, and administrative expense          41,632           38,387
                                                 -----------      -----------

Operating income                                      64,441           47,248
Interest expense                                      (4,113)          (3,331)
Environmental reserves                                (1,945)            (955)
Other income (expense), net                            4,364            4,311
                                                 -----------      -----------
Income before income taxes                            62,747           47,273
Income tax expense                                   (19,376)         (14,955)
                                                 -----------      -----------
Net income                                      $     43,371     $     32,318
                                                 ===========      ===========


Net income per share:

   Primary:
      Average shares outstanding                      19,477           19,115
      Net income                                $       2.23     $       1.69
                                                 ===========      ===========

   Fully diluted:
      Average shares outstanding                      19,534           19,256
      Net income                                $       2.22     $       1.68
                                                 ===========      ===========

















                          MUELLER INDUSTRIES, INC.
                    CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (Unaudited)
                      (In thousands, except share data)
                                     September 28, 1996     December 30, 1995
ASSETS
Cash and cash equivalents                $   77,528              $   48,357
Accounts receivable, net                    104,468                  83,712
Inventories                                  69,692                  66,360
Other current assets                         12,882                  12,609
                                          ---------               ---------

    Total current assets                    264,570                 211,038

Property, plant and equipment, net          221,171                 221,012
Other assets                                 16,681                  18,785
                                          ---------               ---------

                                         $  502,422              $  450,835
                                          =========               =========



LIABILITIES AND STOCKHOLDERS' EQUITY
Current portion of long-term debt        $   15,234              $   16,249
Accounts payable                             22,069                  16,931
Other current liabilities                    45,032                  34,704
                                          ---------               ---------

    Total current liabilities                82,335                  67,884

Long-term debt                               51,327                  59,653
Other noncurrent liabilities                 37,800                  37,423
                                          ---------               ---------

    Total liabilities                       171,462                 164,960

Minority interest in subsidiaries               459                       -

Stockholders' equity                        330,501                 285,875
                                          ---------               ---------

                                         $  502,422              $  450,835
                                          =========               =========


Book value per share                     $    18.96              $    16.48
                                          =========               =========







DIRECTORS AND OFFICERS

BOARD OF DIRECTORS

Harvey L. Karp                    Chairman of the Board
                                  Mueller Industries, Inc.

Robert B. Hodes  (1) (3)          Counsel,
                                  Willkie Farr & Gallagher

Allan Mactier   (1) (2) (3)       Private Investor

William D. O'Hagan                President and Chief Executive Officer
                                  Mueller Industries, Inc.

Robert J. Pasquarelli (1) (2)     Steel Industry Consultant


CORPORATE OFFICERS

Harvey L. Karp                    Chairman of the Board

William D. O'Hagan                President and Chief Executive Officer

Earl W. Bunkers                   Executive Vice President and
                                  Chief Financial Officer

William H. Hensley                Vice President General Counsel
                                  and Secretary

Lowell J. Hill                    Vice President Human Resources

Kent A. McKee                     Vice President Business
                                  Development/Investor Relations

Richard G. Miller                 Vice President and
                                  Chief Information Officer

Lee R. Nyman                      Vice President Manufacturing/
                                  Management Engineering

James H. Rourke                   Group Vice President
                                  Industrial Products Division


[FN]
(1)   Member of the Audit Committee
(2)   Member of the Compensation Committee
(3)   Member of the Nominating Committee